SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (Amendment No. 2)*

                                   QUIPP, INC.
                                ----------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    748802105
                                 ---------------
                                 (CUSIP Number)

                                JDL Capital, LLC
                          106 Seventh Street, Suite 202
                           Garden City, New York 11530
                             Attention: John D. Lori
                            Telephone: (516) 873-6973

                                 With a copy to:
                              Matthew J. Day, Esq.
                        118 E. 25th Street, Eighth Floor
                               New York, NY  10010
                            Telephone: (212) 673-0484

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 20, 2005
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                              (Page 1 of 11 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                   Page 2 of 11 Pages
----------------------------                              ----------------------


--------------------------------------------------------------------------------
1.     NAME  OF  REPORTING  PERSONS
       I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)
       JDL  Capital,  LLC

--------------------------------------------------------------------------------
2.     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*      (a)   [_]
                                                                       (b)   [_]

--------------------------------------------------------------------------------
3.     SEC  USE  ONLY

--------------------------------------------------------------------------------
4.     SOURCE  OF  FUNDS
       AF

--------------------------------------------------------------------------------
5.     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM  2(d)  or  2(e)
       [_]

--------------------------------------------------------------------------------
6.     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
       Delaware

--------------------------------------------------------------------------------
                        7.     SOLE  VOTING  POWER
NUMBER  OF                     0
SHARES                  --------------------------------------------------------
BENEFICIALLY            8.     SHARED  VOTING  POWER
OWNED  BY                      142,000
EACH                    --------------------------------------------------------
REPORTING               9.     SOLE  DISPOSITIVE  POWER
PERSON                         0
WITH                    --------------------------------------------------------
                        10.    SHARED  DISPOSITIVE  POWER
                               142,000
--------------------------------------------------------------------------------
11.     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
        142,000
--------------------------------------------------------------------------------
12.     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES    [_]
        CERTAIN  SHARES*
--------------------------------------------------------------------------------
13.     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
        9.97%
--------------------------------------------------------------------------------
14.     TYPE  OF  REPORTING  PERSON  *
        OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                   Page 3 of 11 Pages
----------------------------                              ----------------------


--------------------------------------------------------------------------------
1.     NAME  OF  REPORTING  PERSONS
       I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)
       JDL  Partners,  LP

--------------------------------------------------------------------------------
2.     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*      (a)   [_]
                                                                       (b)   [_]

--------------------------------------------------------------------------------
3.     SEC  USE  ONLY

--------------------------------------------------------------------------------
4.     SOURCE  OF  FUNDS
       WC

--------------------------------------------------------------------------------
5.     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM  2(d)  or  2(e)
       [_]

--------------------------------------------------------------------------------
6.     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
       Delaware

--------------------------------------------------------------------------------
                        7.     SOLE  VOTING  POWER
NUMBER  OF                     0
SHARES                  --------------------------------------------------------
BENEFICIALLY            8.     SHARED  VOTING  POWER
OWNED  BY                      142,000
EACH                    --------------------------------------------------------
REPORTING               9.     SOLE  DISPOSITIVE  POWER
PERSON                         0
WITH                    --------------------------------------------------------
                        10.    SHARED  DISPOSITIVE  POWER
                               142,000
--------------------------------------------------------------------------------
11.     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
        142,000
--------------------------------------------------------------------------------
12.     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES    [_]
        CERTAIN  SHARES*
--------------------------------------------------------------------------------
13.     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
        9.97%
--------------------------------------------------------------------------------
14.     TYPE  OF  REPORTING  PERSON  *
        PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                   Page 4 of 11 Pages
----------------------------                              ----------------------


--------------------------------------------------------------------------------
1.     NAME  OF  REPORTING  PERSONS
       I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)
       John D. Lori

--------------------------------------------------------------------------------
2.     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*      (a)   [_]
                                                                       (b)   [_]

--------------------------------------------------------------------------------
3.     SEC  USE  ONLY

--------------------------------------------------------------------------------
4.     SOURCE  OF  FUNDS
       AF

--------------------------------------------------------------------------------
5.     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM  2(d)  or  2(e)
       [_]

--------------------------------------------------------------------------------
6.     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
       United States

--------------------------------------------------------------------------------
                        7.     SOLE  VOTING  POWER
NUMBER  OF                     0
SHARES                  --------------------------------------------------------
BENEFICIALLY            8.     SHARED  VOTING  POWER
OWNED  BY                      142,000
EACH                    --------------------------------------------------------
REPORTING               9.     SOLE  DISPOSITIVE  POWER
PERSON                         0
WITH                    --------------------------------------------------------
                        10.    SHARED  DISPOSITIVE  POWER
                               142,000
--------------------------------------------------------------------------------
11.     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
        142,000
--------------------------------------------------------------------------------
12.     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES    [_]
        CERTAIN  SHARES*
--------------------------------------------------------------------------------
13.     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
        9.97%
--------------------------------------------------------------------------------
14.     TYPE  OF  REPORTING  PERSON  *
        IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                   Page 5 of 11 Pages
----------------------------                              ----------------------


                           STATEMENT ON SCHEDULE 13D/A
                           ---------------------------
                                 AMENDMENT NO. 2
                                 ---------------

     This Amendment No. 2 to the Statement on Schedule 13D is filed on behalf of the Filing Parties with the Securities and Exchange Commission (the
"Commission"). This Amendment No. 2 amends the Statement on Schedule 13D/A Amendment No. 1 (the "Restated Statement," and as so amended, this "Statement") filed with the Commission on behalf of the Filing Parties on June 27, 2005 as set forth herein. Terms not defined herein shall have the definitions ascribed to them in the Restated Statement unless the context otherwise requires.

Item  3  is  hereby  amended  and  restated  to  read  as  follows:

ITEM  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

     The aggregate purchase price of the 142,000 shares of Common Stock owned by JDL Partners is $1,788,129, including brokerage fees and commissions. The shares of Common Stock owned by JDL Partners were acquired with partnership funds.

Item  4  is  hereby  amended  to  add  the  following:

ITEM  4.  PURPOSE  OF  TRANSACTION.

     On July 25, 2005, JDL Partners delivered a letter to the Issuer ("July 25th Letter") setting forth its willingness to immediately enter into negotiations to acquire the Issuer for $14 per share in cash (or possibly more depending on the results of its due diligence review), subject to certain conditions set forth therein, a 17% increase over its prior $12 per share proposal, and a 20% premium over Friday's $11.65 closing price. JDL Partners' improved proposal represents a premium of 41% over the Issuer's closing price on June 23, 2005 (the date of the last trade prior to JDL Partners' initial proposal) and a premium of 27% over the Issuer's average closing price for the past 60 trading days. Based on the financial results of the Issuer's last four reported quarters, JDL Partners' proposal values the Issuer at 21.4x EBIT. According to the Piper Jaffray M&A Monitor, this multiple is nearly double the 11.6x average EBIT multiple for domestic transactions with a value of $25 million or less for the first half of 2005. The proposal is conditioned upon the satisfactory completion of customary due diligence, obtaining all necessary consents and approvals, amendment of the stockholders rights agreement, waiver of  any  other  anti-takeover  provisions  in  the  Company's  organizational documents and Florida law, and the execution of a definitive agreement in a form acceptable to JDL Partners. The proposal is not subject to a financing
condition.    The  July  25th  Letter  is  filed  as  Exhibit  (c)  hereto  and incorporated  herein  by  reference.

Item  5  is  hereby  amended  and  restated  to  read  as  follows:

ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER.

     (a)-(b) The aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Filing Parties, and (ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of a group, is as follows:

                 Aggregate Number  Number of Shares:   Number of Shares:  Approximate
                    of Shares      Sole Power to Vote   Shared Power to   Percentage*
Filing Party                           or Dispose       Vote or Dispose
--------------------------------------------------------------------------------------
JDL Partners          142,000              0                142,000           9.97%
JDL Capital (1)       142,000              0                142,000           9.97%
John D. Lori(1)       142,000              0                142,000           9.97%
--------------------------------------------------------------------------------------

* Based on 1,423,775 shares of Common Stock outstanding as of May 5, 2005, as disclosed in the Issuer's Quarterly Report on Form 10-Q, for the quarter ended March 31, 2005.

(1) JDL Capital and Mr. Lori disclaim beneficial ownership of the securities held by JDL Partners, except to the extent of any pecuniary interest therein.

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                   Page 6 of 11 Pages
----------------------------                              ----------------------


(c) Since the most recent filing on Schedule 13D on June 27, 2005, the Filing Parties effected no transactions in shares of Common Stock other than those set forth on Schedule I attached hereto.

(d) No person other than the Filing Parties is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

Item  7  is  hereby  amended  to  add  the  following:

ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS.

     The  following  document(s)  is  (are)  filed  herewith:

(c) Letter dated July 25, 2005 from JDL Partners, LP to Ms. Christina H. Kepner, Chairman of the Board of Directors of Quipp, Inc.

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                   Page 7 of 11 Pages
----------------------------                              ----------------------


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 25, 2005


     JDL PARTNERS, LP

     By: JDL Capital, LLC,
       General Partner


     By:  /s/ John D. Lori
          -----------------------------
          John D. Lori, Managing Member


     JDL CAPITAL, LLC


     By:  /s/ John D. Lori
          -----------------------------
          John D. Lori, Managing Member


          /s/ John D. Lori
          -----------------------------
          John D. Lori

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                   Page 8 of 11 Pages
----------------------------                              ----------------------


                                   SCHEDULE I

             Schedule of Transactions in the Shares of Common Stock


                                    Number of Shares of
Filing Party   Date    Buy or Sell     Common Stock      Price Per Share
-------------------------------------------------------------------------
JDL Partners  6/30/05      Buy              614               $11.84
JDL Partners   7/5/05      Buy              600               $11.83
JDL Partners   7/7/05      Buy              600               $11.85
JDL Partners  7/20/05      Buy            25,277              $11.62
JDL Partners  7/22/05      Buy             9,460              $11.62

All of the shares of Common Stock set forth above were purchased in the open market.

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                   Page 9 of 11 Pages
----------------------------                              ----------------------


                                  EXHIBIT INDEX
                                  -------------

     The following exhibits have been previously filed or are filed herewith:

                          Exhibit                                  Page

     (a) Joint Filing Agreement dated as of June 27, 2005     Previously filed
by and among JDL Partners, LP, JDL Capital, LLC and
John D. Lori.

     (b) Letter dated June 27, 2005 from JDL Partners, LP     Previously filed
to Quipp, Inc.

     (c) Letter dated July 25, 2005 from JDL Partners, LP           10
to Ms. Christina H. Kepner, Chairman of the Board of
Directors of Quipp, Inc.

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                  Page 10 of 11 Pages
----------------------------                              ----------------------


                                JDL Partners, LP


VIA  FACSIMILE  AND
-------------------
    U.S.  MAIL
    ----------

                                                July  25,  2005

Ms. Christina H. Kepner
Chairman of the Board
Quipp, Inc.
4800 N.W. 157 Street
Miami, FL 33014

Dear Ms. Kepner:

     JDL Partners, LP ("JDL Partners") is the owner of 142,000 shares of Common Stock of Quipp, Inc. ("Quipp" or the "Company"), representing approximately 9.97% of the total number of shares outstanding. JDL Partners has received your letter dated July 20, 2005. After further consideration, and our review of publicly available information, we hereby set forth our willingness to immediately enter into negotiations to acquire Quipp for $14 per share in cash (or possibly more depending on the results of our due diligence review), a 17% increase over our prior $12 per share proposal, and a 20% premium over Friday's $11.65 closing price.

     We believe that our improved proposal provides significant value to Quipp's shareholders. Our improved proposal represents a premium of 41% over Quipp's closing price on June 23, 2005 (the date of the last trade prior to JDL
Partners' initial proposal) and a premium of 27% over Quipp's average closing price for the past 60 trading days. Based on the financial results of Quipp's last four reported quarters, our proposal values the Company at 21.4x EBIT. According to the Piper Jaffray M&A Monitor, this multiple is nearly double the 11.6x average EBIT multiple for domestic transactions with a value of $25 million or less for the first half of 2005.

     Our proposal is conditioned upon the satisfactory completion of due diligence, obtaining all necessary consents and approvals, amendment of the stockholders rights agreement, waiver of any other anti-takeover provisions in the Company's organizational documents and Florida law, and the execution of a definitive agreement in a form acceptable to JDL Partners. Our proposal is not subject to a financing condition.

     We are prepared to enter into a customary confidentiality agreement with Quipp and commence due diligence immediately with a view towards consummating our proposal as quickly as possible. Once again, we stand ready to discuss with the Board of Directors any aspect of our proposal.

     We believe that it is incumbent upon the Board of Directors in the exercise of its fiduciary duties to shareholders to seriously investigate our proposal as it would provide significant value to all shareholders of Quipp by permitting them to receive cash for a thinly-traded security. We believe that it would be extremely difficult for a shareholder to dispose of a large block of stock anywhere near Friday's closing price as the average daily trading volume for the past three months is a mere 1,492 shares. Should you again assert that our proposed offer amount is below the amount that would cause you to entertain further discussion, we would like to know what that amount is and the basis for its calculation.

     Please contact John D. Lori at the telephone number set forth above or Matthew J. Day, Esq. at (212) 673-0484 to discuss any questions you may have or if we can provide you with any additional information regarding JDL Partners or our proposal.

              106 SEVENTH STREET, SUITE 202, GARDEN CITY, NY 11530
            (516) 873-6973  FAX (516) 873-6975 JOHN@JDLPARTNERSLP.COM
                                               ----------------------

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                  Page 11 of 11 Pages
----------------------------                              ----------------------


     We  look  forward  to  hearing  from  you  at  your  earliest  convenience.


                                        Sincerely,

                                        JDL PARTNERS, LP

                                        By: JDL Capital, LLC,
                                        General Partner


                                        By: /s/ John D. Lori
                                        -----------------------------
                                        John D. Lori, Managing Member


cc: Mr. Michael S. Kady
      Quipp, Inc.

     Mr. William S. Berno
     Mr. Paul Gambal
     Mr. Scott L. Barbee
       Aegis Value Fund, Inc.

     Joel C. Tillinghast
       Fidelity Low Priced Stock Fund

     Dr. Michael J. Burry
       Scion Capital, LLC

     Mr. Daniel Asher
       Pyramid Trading Limited Partnership